40-33

AIM INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

Branch 18
811-7758

January 5, 2004

04005117

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by AMVESCAP PLC, INVESCO Funds Group, Inc. (1940 Act Registration No. 801-1569) and Raymond R. Cunningham

Ladies nd Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc., and Raymond R. Cunningham, two copies of one pleading in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al., rece*ived on or about December 30, 2003.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

03-M-2604 (CBS)

UNITED STATES DISTRICT COURT
DISTRICT OF COLORADO

MIRIAM CALDERON, individually and on behalf of all others similarly situated, Plaintiff, vs. AMVESCAP PLC, AVZ, INC., AMVESCAP RETIREMENT, INC., AMVESCAP NATIONAL TRUST COMPANY, ROBERT F. MCCULLOUGH, GORDON NEBEKER, JEFFREY G. CALLAHAN, INVESCO FUNDS GROUP, INC., RAYMOND R. CUNNINGHAM, AND DOES 1 - 100, Defendants.	Civil Action No. **CLASS ACTION COMPLAINT FOR VIOLATIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT**

Plaintiff Miriam Calderon, a participant in the Amvescap 401(k) Plan (the "Plan"), on behalf of herself and a class of all others similarly situated, alleges as follows:

INTRODUCTION

1. This is a class action brought pursuant to § 502 of the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. § 1132, against Plan fiduciaries, including Amvescap PLC ("Amvescap" or the "Company").

2. 401(k) plans confer tax benefits on participating employees to incentivize saving for retirement and/or other long-term goals. Employees participating in a 401(k) plan may have the option of purchasing the ordinary shares of, or other investment options created by, their employer, often the sponsor of the plan, for part of their retirement investment portfolios. Amvescap ordinary

shares and mutual funds within the Invesco family of mutual funds are investment alternatives in the Plan.

3. Plaintiff Miriam Calderon was an employee of Amvescap and a participant in the Plan. Plaintiff's retirement investment portfolio includes Amvescap ordinary shares and Invesco Funds (as defined below in & 27).

4. Plaintiff alleges that defendants, as fiduciaries of the Plan, breached their duties to her and to the other participants and beneficiaries of the Plan in violation of ERISA, particularly with regard to the Plan's holdings of Amvescap ordinary shares and Invesco Funds (as defined below in & 27).

5. During the Class Period, defendants knew or should have known that Company stock and mutual funds within the Invesco family of mutual funds were imprudent investment alternatives for the Plan. Defendants played an active role in implementing unlawful mutual fund trading methods utilized by Invesco (a wholly owned subsidiary of Amvescap) and others to artificially dilute the value of certain investment alternatives within the Plan, namely, mutual funds within the Invesco family of mutual funds, or had intimate knowledge of these activities.

6. Defendants are liable under ERISA to restore losses sustained by the Plan as a result of their breaching their fiduciary obligations.

JURISDICTION AND VENUE

7. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. § 1331 and ERISA § 502(e)(1), 29 U.S.C. § 1132(e)(1).

8. Venue is proper in this district pursuant to ERISA § 502(e)(2), 29 U.S.C. § 1132(e)(2), because the Plan was administered in this district, some or all of the fiduciary breaches

for which relief is sought occurred in this district, and/or some defendants reside or maintain their primary place of business in this district.

PARTIES

Plaintiff

9. Plaintiff Calderon was an Amvescap employee, a participant in the Plan pursuant to § 3(7) of ERISA, 29 U.S.C. § 1102(7), and held Company shares and Invesco Funds (as defined below in & 27) in her retirement investment portfolio.

Defendants

10. Defendant AVZ, Inc. ("AVZ") is a wholly owned subsidiary of Amvescap. AVZ is the Plan Sponsor and the Plan Administrator. As Plan Sponsor and Administrator, AVZ was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

11. Defendant Amvescap Retirement, Inc. ("ARI") provides record-keeping services for the Plan and is a wholly-owned subsidiary of Amvescap. Upon information and belief, ARI was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

12. Defendant Amvescap National Trust Company ("ANTC") is the Plan's trustee and asset custodian, and a wholly-owned subsidiary of ARI. ANTC was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

13. Defendant Invesco Funds Group, Inc. ("Invesco") is a Delaware corporation with headquarters in Denver, Colorado. Invesco and its predecessors have been registered with the Securities and Exchange Commission ("SEC") as an investment advisor since 1957. Invesco is the investment advisor for a number of registered open end investment companies that have since 2000 had as many as forty-six portfolios, or individual "mutual funds." According to the Company's Form 11-K, filed with the SEC on June 19, 2003 for the fiscal year that ended December 31, 2002 (the "2002 Form 11-K"), Invesco was a participating employer in the Plan and, upon information and belief, undertook at the least, numerous fiduciary reporting and informational duties under the Plan vis-à-vis Plan participants, especially Invesco employees. Upon information and belief, Invesco was a fiduciary of the Plan within the meaning of ERISA in that it exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

14. Defendant Amvescap is a London-based independent investment management holding company, whose subsidiaries provide an array of domestic, foreign and global investment products. Amvescap is the parent company of both Invesco and AVZ. It maintains offices in the United States at 1315 Peachtree Street, NE, Atlanta, Georgia 30309.

15. Amvescap is a fiduciary of the Plan within the meaning of ERISA. Amvescap exercises discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets. Amvescap at all times acted through its officers and employees, including its Chief Executive Officer ("CEO") and members of any Board oversight and/or Plan administrative committee appointed by the Company to perform Plan-related fiduciary functions in the course and scope of their employment. Upon information and belief, Amvescap

had, at all applicable times, effective control over the activities of its officers and employees, including over their Plan-related activities. Amvescap, through its Board of Directors, Executive Officers or otherwise, had the authority and discretion to hire and terminate said officers and employees. Amvescap, through its Board and otherwise, also had the authority and discretion to appoint, monitor, and remove Directors, Officers and other employees from their individual fiduciary roles with respect to the Plan. By failing to properly discharge their fiduciary duties under ERISA, such defendant-fiduciaries breached duties they owed to Plan participants and their beneficiaries. Accordingly, the actions of these fiduciaries are imputed to Amvescap under the doctrine of *respondeat superior,* and Amvescap is liable for such actions.

16. Defendant Robert F. McCullough ("McCullough") served as Vice President and Chief Financial Officer of Amvescap during the Class Period. On behalf of the Company as Plan Administrator, McCullough signed multiple Form 11-K annual reports, filed with the SEC. Moreover, McCullough also signed the Company's Form 5500, filed with the Internal Revenue Service ("IRS") and United States Department of Labor ("DOL") on October 15, 2001 (the "2000 Form 5500"), on behalf of the Company as the "Plan Sponsor." McCullough was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

17. Defendant Gordon Nebeker ("Nebeker") signed the Company's Form 5500, filed with the IRS and DOL on October 14, 2002 (the "2001 Form 5500"), as well as the 2000 Form 5500, on behalf of the Company as the "Plan Administrator." Nebeker was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

18. Defendant Jeffrey G. Callahan ("Callahan") signed the Company's Form 5500, filed with the United States Department of Labor on October 14, 2002, on behalf of the Company as the "Plan Sponsor." Callahan was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

19. Defendant Raymond R. Cunningham ("Cunningham") has been the president of Invesco since May 2001 and Chief Executive Officer ("CEO") since January 2003. He also has been a member of the Invesco Board of Directors and the registered investment companies it manages since at least May 2001. From June 2001 through July 2003 Cunningham signed registration statements filed by Invesco with the SEC that incorporated the funds' prospectuses. Upon information and belief, Cunningham, as president and CEO of Invesco, undertook numerous fiduciary reporting and informational duties under the Plan vis-à-vis Plan participants, especially Invesco employees. Upon information and belief, Cunningham was a fiduciary of the Plan within the meaning of ERISA in that he exercised discretionary authority with respect to management and administration of the Plan and/or management and disposition of the Plan's assets.

20. There are fiduciaries of the Plan whose identities are currently unknown to plaintiff, including additional Plan trustees. Once their identities are ascertained, plaintiff will seek leave to join them under their true names.

21. Defendants include named and de facto fiduciaries with respect to the Plan. All defendants exercised discretionary authority or control regarding management of the Plan, management of the Plan's assets, and/or administration of the Plan.

THE PLAN

22. The Amvescap 401(k) Plan is an "employee pension benefit plan," as defined by § 3(2)(A) of ERISA, 29 U.S.C. § 1002(2)(A). The relief requested in this action is for the benefit of the Plan and its participants/beneficiaries.

23. According to the 2002 Form 11-K, the Plan is a defined contribution plan sponsored by Amvescap for the benefit of employees of the Company, including those employed by the following Amvescap subsidiaries: AVZ, AIM Management Group, Inc., Amvescap Group Services, Inc., Invesco Funds Group, Inc., Amvescap Retirement, Inc., Invesco Institutional (N.A.), Inc., and Atlantic Trust Group, Inc.

24. Under the Plan, qualifying employees are permitted to make pretax elective deferrals of 1% to 15% of their compensation. See 2002 Form 11-K.

25. Participating subsidiaries of the Company are required to make matching contributions of 100% of the first 3% of compensation contributed by the participant, plus 50 % of the next 2% of compensation contributed by the participant.

26. According to the 2002 Form 11-K, the Plan's investment options include Invesco mutual funds and the Amvescap Stock Fund. Employees are permitted to invest up to 10% in the Amvescap Stock Fund, which is primarily invested in Company shares.

27. Furthermore, according to the 2002 11-K, as of December 31, 2002, Plan investments in Invesco mutual funds, including Invesco Stable Value Trust Fund, Invesco Market Neutral Equity Fund, Invesco International Equity Trust Fund, Invesco 500 Index Trust Fund, Invesco Core Multiple Attribute Equity Trust Fund, Invesco Structured Small Cap Value Equity Trust Fund, Invesco Core Fixed Income Trust Fund, Invesco Growth Fund, Invesco Core Equity Fund, Invesco

Dynamics Fund, Invesco Growth & Income Fund, Invesco High Yield Fund, Invesco Telecommunications Fund, Invesco Total Return Fund, Invesco Technology II Fund, Invesco Financial Services Fund, Invesco Small Company Growth Fund, Invesco Balanced Fund (collectively the "Invesco Funds"), was valued at **$81,478,275, or over 49% of the total investment assets held the Plan**. Moreover, the Plan held an additional **$1,949,019** in Company shares.

28. The prices of shares Amvescap ordinary shares and shares of the Invesco Funds held by the Plan were materially inflated at all times during the Class Period as a result of the Company's failure to disclose that it permitted dozens of large investors to engage in illegal timing activities in Invesco Funds.

CLASS ACTION ALLEGATIONS

29. Plaintiff brings this action as a class action pursuant to Rules 23(a), (b)(1), (b)(2) and (b)(3) of the Federal Rules of Civil Procedure on behalf of herself and the following class of persons similarly situated (the "Class"):

> All persons who were participants in or beneficiaries of the Plan at any time between December 5, 1998 and the present (the "Class Period") and whose accounts included investments in Company stock and/or Invesco Funds.

30. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time, and can only be ascertained through appropriate discovery, plaintiff believes there are, at a minimum, thousands of members of the Class who participated in, or were beneficiaries of, the Plan during the Class Period.

31. Common questions of law and fact exist as to all members of the Class and predominate over any questions affecting solely individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether defendants each owed a fiduciary duty to plaintiff and members of the Class;

(b) whether defendants breached their fiduciary duties to plaintiff and members of the Class by failing to act prudently and solely in the interests of the Plan's participants and beneficiaries;

(c) whether defendants violated ERISA; and

(d) whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

32. Plaintiff's claims are typical of the claims of the members of the Class because plaintiff and the other members of the Class each sustained damages arising out of the defendants' wrongful conduct in violation of federal law as complained of herein.

33. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class action, complex, and ERISA litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

34. Class action status in this ERISA action is warranted under Rule 23(b)(1)(B) because prosecution of separate actions by the members of the Class would create a risk of adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the actions, or substantially impair or impede their ability to protect their interests.

35. Class action status is also warranted under the other subsections of Rule 23(b) because: (i) prosecution of separate actions by the members of the Class would create a risk of establishing incompatible standards of conduct for defendants; (ii) defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate final injunctive, declaratory, or other appropriate equitable relief with respect to the Class as a whole; and (iii) questions of law or fact common to members of the Class predominate over any questions affecting only individual members and a class action is superior to the other available methods for the fair and efficient adjudication of this controversy.

DEFENDANTS' FIDUCIARY STATUS

36. During the Class Period, upon information and belief, defendants had discretionary authority with respect to the management of the Plan and/or the management or disposition of the Plan's assets.

37. During the Class Period, all of the defendants acted as fiduciaries of the Plan pursuant to § 3(21)(A) of ERISA, 29 U.S.C. § 1002(21)(A), and the law interpreting that section.

38. ERISA requires every plan to provide for one or more named fiduciaries who will have "authority to control and manage the operation and administration of the plan." § 402(a)(1), 29 U.S.C. § 1102(a)(1). Upon information and belief, at least Amvescap is a named fiduciary of the Plan.

39. Upon information and belief, instead of delegating all fiduciary responsibility for the Plan to external service providers, Amvescap chose to internalize this fiduciary function.

40. ERISA treats as fiduciaries not only persons explicitly named as fiduciaries under § 402(a)(1), but also any other persons who act in fact as fiduciaries, *i.e.*, performed fiduciary

functions. Section 3(21)(A)(i) of ERISA, 29 U.S.C. §1002(21)(A)(i), provides that a person is a fiduciary "to the extent ... he exercises any discretionary authority or discretionary control respecting management of such plan or exercises any authority or control respecting management of disposition of its assets . . . ." During the Class Period, defendants performed fiduciary functions under this standard, and thereby also acted as fiduciaries under ERISA.

DEFENDANTS' CONDUCT

I. Company Stock and the Invesco Funds Were Imprudent Investments for the Plan

A. Illegal Market Timing Schemes

41. This action concerns a fraudulent scheme and course of action which was intended to, and indeed did, benefit the Company at the expense of unsuspecting Plan participants. In connection therewith, defendants violated their fiduciary duties to Plan participants in return for substantial fees and other income for themselves and their affiliates.

42. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants have diluted the interests of Plan participants by allowing market timing to occur in all, or substantially all of the Invesco Funds that were investment alternatives in the Plan. Moreover, shares of Amvescap ordinary shares were also artificially inflated in value by the unsustainable stream of revenue derived from the improper timing activities engaged in by the defendants.

43. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for Americans' retirement and college savings accounts. In mutual funds, the market value of a fund share is known as the Net Asset Value ("NAV"). Since mutual funds hold a number of securities, the net asset value must be calculated at the end of day on a daily basis (as opposed to

stocks that change prices by the second). Thus, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way mutual funds set their NAV.

44. This "in and out" strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

45. Effective timing captures an arbitrage profit that comes ***dollar-for-dollar out of the pockets of the long-term investors***: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

46. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their short-term transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of just refusing to allow it), thus deviating altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

47. Mutual fund managers are well aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easy for managers to spot, and mutual fund managers have tools to fight back against timers.

48. Fund managers typically have the power simply to reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

49. The incentive to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund

is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

50. The management company makes its profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

51. Thus, by keeping money – often many millions of dollars--in the same family of mutual funds (while moving the money from fund to fund), the market timer assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

52. As an additional inducement for allowing the timing, fund managers often received "sticky assets," which assured a steady flow of fees to the manager.

53. These arrangements were never disclosed to mutual fund investors such as Plan participants. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

B. The Timing Scheme at Amvescap

54. The defendants permitted illegal timing activity to occur in at least one of the Invesco Funds held by the Plan, the Dynamics Fund. Upon information and belief, the defendants similarly permitted such illegal timing to occur in all, or substantially all of the Invesco Funds available to Plan participants as investment alternatives.

55. It is widely acknowledged that timing inures to the detriment of long-term shareholders such as plaintiff and similarly situated Plan participants by diluting their investment holdings. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that would increase fund managers' fees, fund managers entered into undisclosed agreements to allow timing.

56. The mutual fund prospectuses for the Invesco Funds at issue created the misleading impression that the Company was vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: Invesco managers sold the right to time their funds to certain market timers. The prospectuses were silent about these arrangements. For example, prospectuses distributed to Invesco fund customers (including, upon information and belief, Plan participants) plainly state: "you may make up to four exchanges out of the Fund per twelve-month period." Contrary to such language, Invesco entered into agreements with dozens of market timers, allowing them to make as many as eighty trades a year.

57. As a result of the "timing" of the Invesco Funds, certain market timers, the Company, and their intermediaries profited handsomely. The losers were unsuspecting Plan participants and other long-term mutual fund investors. Thus, the defendants' profits came dollar-for-dollar out of the pockets of investors such as plaintiff and similarly situated Plan participants.

C. The Timing Scheme Unfolds

58. On September 3, 2003, the New York State Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Canary Capital Partners, LLC, Canary Capital Partners, Ltd. and Canary Investment Management, LLC (collectively, "Canary") in connection with the unlawful mutual practices of late trading and timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies respective mutual funds. The Attorney General further alleged:

> Bank of America . . .(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

59. In connection with an examination of active trading of mutual fund shares by the SEC and the Attorney General, Invesco and Amvescap received inquiries and subpoenas for documents from those agencies.

60. On November 24, 2003, Invesco and Amvescap acknowledged that it allowed market-timing to occur in some of its funds. Additionally, Invesco and Amvescap stated that they may face charges from both the SEC and the New York Attorney General. Moreover, Invesco stated that "exceptions were made" to its prospectus guidelines on market timing.

61. On December 2, 2003, the SEC, New York State Attorney General, and Colorado Attorney General filed separate complaints against Invesco, charging that the company committed civil fraud by violating its internal trading rules and diluting the profits of its investors by permitting dozens of market timers, including Canary, to conduct short-term trading in Invesco funds.

62. According to the SEC complaint, between at least July 2001 and October 2003, Invesco permitted more than sixty separate broker dealers, hedge funds, and investment advisors to trade in excess of the prospectus restrictions on market timing. These select traders engaged in frequent trading designed to implement market timing strategies in at least ten different Invesco funds.

63. The market timers selected by Invesco were permitted to make frequent trades made market timing trades worth **hundreds of millions of dollars** in Invesco mutual funds. For example, during the summer of 2002 alone, market timers were trading at least $600 million in Invesco mutual fund assets.

D. Invesco Executives Were Aware Market Timing Harmed Investors Such as Plan Participants

64. The SEC's complaint details how Invesco executives were aware of Invesco's policies in favor of market timing and the negative effects said illegal timing was having on investors.

65. For example, a June 26, 2002 memorandum from Invesco's compliance department addressed to Cunningham, the President and Chief Executive Officer of Invesco, noted, among other things:

- Inflows and outflows in the Invesco Dynamics fund in June 2002 due to market timers "is disruptive to the portfolio management of the fund and has caused overdrafts as well as additional purchases and sales of securities."

- "This type of activity is not in the best interests of the other fund shareholders"
- At least three other funds were experiencing high money fluctuations due to market timing activity.

66. A January 2003 internal memorandum from Invesco's compliance department addressed to Cunningham further noted:

- The Invesco funds' prospectus restrictions on market timing and that the prospectuses indicate that changes in the policy may be made only if they are in the best interests of a fund and its shareholders.
- Invesco has a reputation as a "timer-friendly complex."
- "Arguably Invesco has increased its business risk by granting large numbers of exceptions to its prospectus policy (effectively changing the policy) without notice to shareholders."
- Approving waivers for market timers "may not be the same thing as acting 'in the best interests of the fund and its shareholders', and Invesco certainly has not informed investors of a *de facto* change. Generally, high levels of market timing disadvantage long term investors in a number of ways[.]"
- Market timing can cause regular mutual fund investors harm, including the fact that market timing increases the cash needs of funds, the amount of borrowing a fund must undertake, costs due to increased trading transactions, and the necessity to undertake cash hedging strategies by a fund all of which cause an impact on fund performance.
- Market timing creates negative income tax consequences for ordinary long term mutual fund investors. It notes that A[t]his adds insult to injury for long-term shareholders, since they suffer potentially lower returns and an extra tax burden."
- A large amount of timing activity involves Invesco money market funds and the portfolio managers of those funds have "been forced to

> adopt a highly liquid investment strategy . . . which lowers performance."

> - Market timing has caused fluctuation of fund assets as much as twelve percent within a single day noting that this causes "artificially high accruals [of expenses] charged to long term investors who are not market timers."
> - "By causing frequent inflows and outflows, market-timing investors impact the investment style of a [f]und...Virtually every portfolio manager at Invesco would concede that he or she has had to manage funds differently to accommodate market timers. Certainly, the amount of time spent managing volatile cash flows could be better spent picking securities and developing long-term strategies."
> - "High volumes of market timing activity increases the risk that portfolio managers will make errors . . . ."

67. Moreover, in a series of e-mails begun on February 12, 2003, from an Invesco executive to, among others, Cunningham, the executive vented his frustration that Canary's timing activities were negatively affecting his ability to manage the Dynamics Fund (a fund held by the Plan) and stated that Canary's trading was "costing [the fund's] legitimate shareholders," and that "[t]his is NOT good business for us, and they need to go." In response, a portfolio manager agreed - stating that he "would not accept another penny of [Canary's] money." Another executive in reply confirmed that Canary's timing activities "caused negative economic impact to our funds."

68. Upon information and belief, Amvescap knew, or should have known of these communications, which were conducted between the highest levels of Invesco, a wholly owned subsidiary of the Company. Indeed, Amvescap's own Form 20-F SEC filing clearly states:

> Our business units work together to provide products and services to our clients. A variety of advisory and sub-advisory arrangements allow our business units to access specific areas of investment management expertise located elsewhere within our company.

69. As such, defendants have breached their fiduciary duties to plaintiff and the class by misrepresenting to Plan participants their efforts to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting their own managers to time the Invesco mutual funds.

70. Moreover, Amvescap ordinary shares were artificially inflated by the unsustainable stream of revenue derived from the improper timing activities engaged in by the defendants. Further, Amvescap ordinary shares will likely continue to decline in value as public fallout from the mutual fund scandal continues to hammer away at its stock.

II. Defendants Knew or Should Have Known that Company Stock and the Invesco Funds Were Not Prudent Plan Investments

71. Throughout the Class Period, employees of the Company's subsidiaries (*i.e.*, Invesco) knowingly engaged in illegal conduct involving timing of the Invesco Funds, which constituted the ***vast majority*** of the available investment alternatives in the Plan.

72. The Company and Invesco's illegal timing activities materially diluted the value of the Invesco Funds.

73. In addition, throughout the Class Period, the defendants knew that the Amvescap ordinary shares was inflated in value as a result of the Invesco's regular practice of allowing entities to time its mutual funds.

74. At all relevant times, defendants knew or should have known that Invesco was improperly diluting the revenues of the Invesco Funds by devising and implementing a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing favored investors to engage in timing of the Invesco Funds throughout the Class Period and in violation of their fiduciary duties to the Plan participants.

75. Defendants failed to conduct an appropriate investigation into whether the Invesco Funds were prudent investments for the Plan and, in connection therewith, failed to provide the Plan participants with information regarding the true investment worthiness of the Invesco Funds, such that other fiduciaries and the Plan participants could make informed decisions regarding the Invesco Funds and otherwise failed to protect the Plan and its participants against inevitable losses.

76. An adequate investigation by defendants would have revealed to a reasonable fiduciary that investment by the Plan in the Invesco Funds and, relatedly in Company shares, under these circumstances, was imprudent. A prudent fiduciary acting under similar circumstances would have acted to protect participants against unnecessary losses, and would have made a different investment decision.

77. Because defendants knew or should have known that Company shares and Invesco Funds were not prudent investment options for the Plan, they had an obligation to protect the Plan and its participants from unreasonable and entirely predictable losses incurred as a result of the Plan's investment in Company shares and Invesco Funds.

78. Defendants had available to them several different options for satisfying this duty, including: making appropriate public disclosures as necessary; divesting the Plan of Company shares and/or the Invesco Funds; consulting independent fiduciaries regarding appropriate measures to take in order to prudently and loyally serve the participants of the Plan; or resigning as Plan fiduciaries to the extent that as a result of their employment by the Company they could not loyally serve Plan participants in connection with the Plan's acquisition and holding of Company shares and/or Invesco Funds.

III. Defendants Regularly Communicated with Plan Participants Concerning Purchases of the Invesco Funds and/or Company Shares, Yet Failed to Disclose the Imprudence of Investment in Invesco Funds, and Relatedly, Company Shares.

79. Upon information and belief, the Company regularly communicated with employees, including Plan participants, about the performance, future financial and business prospects of the Invesco Funds, collectively, the largest single asset in the Plan. During the Class Period, the Company fostered a positive attitude toward the Invesco Funds, and/or allowed Plan participants to follow their natural bias towards investment in the mutual fund offerings of their employer by not disclosing negative material information concerning investment in the Invesco Funds. As such, Plan participants could not appreciate the true risks presented by investments in the Invesco Funds and therefore could not make informed decisions regarding investments in the Plan.

80. Upon information and belief, the Company regularly communicated with employees, including Plan participants, about the performance, future financial and business prospects of Amvescap. During the Class Period, the Company fostered a positive attitude toward the Company's shares, and/or allowed Plan participants to follow their natural bias towards investment in the mutual funds of their employer by not disclosing negative material information concerning investment in the Company's shares. As such, Plan participants could not appreciate the true risks presented by investments in the Company's shares and therefore could not make informed decisions regarding their investments in the Plan.

CLAIMS FOR RELIEF UNDER ERISA

81. At all relevant times, defendants were and acted as fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

82. ERISA § 502, 29 U.S.C. §1132, provides, in pertinent part, that a civil action may be brought by a participant for relief under ERISA § 409, 29 U.S.C. §1109.

83. ERISA § 409(a), 29 U.S.C. §1109(a), "Liability for Breach of Fiduciary Duty," provides, in pertinent part, that any person who is a fiduciary with respect to a plan who breaches any of the responsibilities, obligations, or duties imposed upon fiduciaries by this title shall be personally liable to make good to such plan any losses to the plan resulting from each such breach, and to restore to such plan any profits of such fiduciary which have been made through use of assets of the plan by the fiduciary, and shall be subject to such other equitable or remedial relief as the court may deem appropriate, including removal of such fiduciary.

84. ERISA § 404(a)(1)(A) and (B), 29 U.S.C. § 1104(a)(1)(A) and (B), provides, in pertinent part, that a fiduciary shall discharge his duties with respect to a plan *solely in the interest of the participants* and beneficiaries, for the *exclusive purpose of providing benefits to participants* and their beneficiaries, and *with the care, skill, prudence, and diligence* under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims.

85. These fiduciary duties under ERISA § 404(a)(1)(A) and (B) are referred to as the *duties of loyalty, exclusive purpose and prudence* and are the "highest known to the law." They entail, among other things,

a. The duty to conduct an independent and thorough investigation into, and continually to monitor, the merits of all the investment alternatives of a plan, including in this instance, Company shares and the Invesco Funds, to ensure that each investment is a suitable option for the plan; and

b. A duty to disclose and inform, which encompasses: (1) a negative duty not to misinform; (2) an affirmative duty to inform when the fiduciary knows or should know that silence might be harmful; and (3) a duty to convey complete and accurate information material to the circumstances of participants and beneficiaries.

86. ERISA § 405(a), 29 U.S.C. § 1105(a), "Liability for breach by co-fiduciary," provides, in pertinent part, that:

> [I]n addition to any liability which he may have under any other provision of this part, a fiduciary with respect to a plan shall be liable for a breach of fiduciary responsibility of another fiduciary with respect to the same plan in the following circumstances: (A) if he participates knowingly in, or knowingly undertakes to conceal, an act or omission of such other fiduciary, knowing such act or omission is a breach; (B) if, by his failure to comply with section 404(a)(1), 29 U.S.C. §1104(a)(1), in the administration of his specific responsibilities which give rise to his status as a fiduciary, he has enabled such other fiduciary to commit a breach; or (C) if he has knowledge of a breach by such other fiduciary, unless he makes reasonable efforts under the circumstances to remedy the breach.

87. Plaintiff therefore bring this action under the authority of ERISA §502 for Plan-wide relief pursuant to ERISA § 409(a) to recover losses sustained by the Plan arising out of the breaches of fiduciary duties by the defendants.

CAUSATION

88. The Plan suffered at least millions of dollars in losses because substantial assets of the Plan were imprudently allowed to be put at great risk by defendants, through Plan investment in Amvescap ordinary shares and Invesco Funds during the Class Period, in breach of defendants' fiduciary duties. This loss is reflected in the diminished account balances of the Plan's participants.

89. Defendants are responsible for losses caused by participant direction of investment in Amvescap ordinary shares, as well as the Invesco Funds, because defendants failed to take the

necessary and required steps to ensure effective and informed independent participant control over the investment decision-making process, as required by ERISA § 404(c), 29 U.S.C. § 1104(c), and the regulations promulgated thereunder. Defendants concealed material, non-public facts from participants, and provided misleading, inaccurate, and incomplete information to them regarding the nature of Invesco's illicit activities and therefore the ongoing earnings levels of Amvescap, as well as the true underlying values of the Invesco Funds, misrepresenting their soundness as investment vehicles. As a consequence, participants did not exercise independent control over their investments in Amvescap ordinary shares and Invesco Funds, and defendants remain liable under ERISA for losses caused by such investment.

90. Had the defendants properly discharged their fiduciary and/or co-fiduciary duties, including the provision of full and accurate disclosure of material facts concerning investment in Amvescap ordinary shares and Invesco Funds and divesting the Plan from Company shares and the Invesco Funds when maintaining such investment alternatives became imprudent, the Plan would have avoided a substantial portion of the losses that it suffered through its continued investment in Company ordinary shares and the Invesco Funds.

91. Had the defendants properly discharged their fiduciary and/or co-fiduciary duties, including the provision of full and accurate disclosure of material facts concerning investment in Amvescap ordinary shares and the Invesco Funds, eliminating these investment alternatives when they became imprudent and divesting the Plan from any then-existing investments in these investment alternatives when maintaining such investments became imprudent, the Plan would have avoided a substantial portion of the losses that it suffered through such continued tainted investments.

COUNT I

FAILURE TO PRUDENTLY AND LOYALLY MANAGE PLAN ASSETS (Breaches of Fiduciary Duties in Violation of ERISA § 404)

92. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

93. At all relevant times, as alleged above, the defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

94. As alleged above the defendants were all responsible, in different ways and to differing extents, for the selection, maintenance, and monitoring of the Plan's investment options, including the options of Company shares and the Invesco Funds.

95. Under ERISA, fiduciaries who exercise discretionary authority or control over management of a plan or disposition of a plan's assets are responsible for ensuring that investment options made available to participants under a plan are prudent. Furthermore, such fiduciaries are responsible for ensuring that assets within the plan are prudently invested. The defendants were responsible for ensuring that all investments in Amvescap ordinary shares and shares of the Invesco Funds in the Plan were prudent, and are liable for losses incurred as a result of such investments being imprudent.

96. Moreover, a fiduciary's duty of loyalty and prudence require it to disregard plan documents or directives that it knows or reasonably should know would lead to an imprudent result or would otherwise harm plan participants or beneficiaries. ERISA § 404(a)(1)(D), 29 U.S.C. § 1104(a)(1)(D). Thus, a fiduciary may not blindly follow plan documents or directives that would lead to an imprudent result or that would harm plan participants or beneficiaries, nor allow others, including those whom they direct or who are directed by the plan (e.g. plan trustees) to do so.

97. The defendants breached their duties to prudently and loyally manage the Plan's assets. During the Class Period these defendants knew or should have known that Company shares and/or Invesco Funds were not a suitable and appropriate investment for the Plan as described herein. Nonetheless, during the Class Period, these fiduciaries continued to offer Company shares and/or Invesco Funds as an investment options for the Plan and to direct and approve Plan investment in Company shares and/or Invesco Funds, instead of cash or other investments. Moreover, during the Class Period, despite their knowledge of the imprudence of the investment, defendant failed to take adequate steps to prevent the Plan, and indirectly the Plan participants and beneficiaries, from suffering losses as a result of the Plan's investments in Company shares and/or Invesco Funds.

98. The fiduciary duty of loyalty also entails a duty to avoid conflicts of interest and to resolve them promptly when they occur. A fiduciary must always administer a plan with single-minded devotion to the interests of the participants and beneficiaries, regardless of the interests of the fiduciaries themselves or the plan sponsor.

99. The Defendants also breached their co-fiduciary obligations because they: (1) knowingly participated in the fiduciary breaches by their fellow defendant-fiduciaries in the activities implicated in this Count; (2) enabled the breaches by these fiduciary-defendants; and (3) had knowledge of these breaches and yet made no effort to remedy them.

100. Defendants named in this Count were unjustly enriched by the fiduciary breaches described in this Count.

101. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan (and indirectly the plaintiff and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

102. Pursuant to ERISA § 502(a), 29 U.S.C. § 1132(a) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT II

FAILURE TO MONITOR AVZ AND PROVIDE IT WITH ACCURATE INFORMATION
(Breaches of Fiduciary Duties in Violation of ERISA § 404 by Amvescap)

103. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

104. At all relevant times, as alleged above, defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C. § 1002(21)(A).

105. At all relevant times, as alleged above, the scope of the fiduciary responsibility of Amvescap included the responsibility to monitor other fiduciaries.

106. The duty to monitor entails both giving information to and reviewing the actions of the monitored fiduciaries, including at least AVZ and any committees and/or employee fiduciary delegates of AVZ (the "AVZ Fiduciaries"). In this case, that meant that the monitoring fiduciaries, including Amvescap, have the duty to:

(1) Ensure that the AVZ Fiduciaries possess the needed credentials and experience, or use qualified advisors and service providers to fulfill its duties.

It must be knowledgeable about the operations of the Plan, the goals of the Plans, and the behavior of Plan participants;

(2) Ensure that the AVZ Fiduciaries are provided with adequate financial resources to do their job;

(3) Ensure that the AVZ Fiduciaries have adequate information to do their job of overseeing the Plan investments;

(4) Ensure that the AVZ Fiduciaries have ready access to outside, impartial advisors when needed;

(5) Ensure that the AVZ Fiduciaries maintain adequate records of the information on which they base their decisions and analysis with respect to Plan investment options; and

(6) Ensure that the AVZ Fiduciaries reported regularly to the Company. The Company must have then reviewed, understood, and approved the conduct of the hands-on fiduciaries.

107. Under ERISA, a monitoring fiduciary must ensure that the monitored fiduciaries are performing their fiduciary obligations, including those with respect to the investment of plan assets, and must take prompt and effective action to protect the plan and participants when they are not. In addition, a monitoring fiduciary must provide the monitored fiduciaries with complete and accurate information in their possession that they know or reasonably should know that the monitored fiduciaries must have in order to prudently manage the plan and the plan assets.

108. Amvescap breached their fiduciary monitoring duties by, among other things, (a) failing to ensure that the monitored fiduciaries had access to knowledge about the Company's

illegal timing activities alleged above, which made Company shares, and/or shares of the Invesco Funds, imprudent retirement investments, and (b) failing to ensure that the monitored fiduciaries appreciated the huge risk of significant investment by rank and file employees in an undiversified employer stock fund in combination with mutual fund alternative investments provided by Company subsidiaries. Amvescap knew or should have known that the fiduciaries they were responsible for monitoring were imprudently allowing the Plan to continue offering the Amvescap ordinary shares and/or shares of the Invesco Funds, as Plan investments, and continuing to invest Plan assets in Amvescap ordinary shares and/or shares of the Invesco Funds when it no longer was prudent to do so, yet failed to take action to protect the participants from the consequences of these fiduciaries' failures.

109. In addition, as a result of its inappropriate practices and implicit knowledge thereof, Amvescap, in connection with its monitoring and oversight duties, was required to disclose to the individual defendants accurate information about the financial condition and practices of Amvescap that they knew or should have known that these defendants needed to make sufficiently informed decisions. By remaining silent and continuing to conceal such information from the other fiduciaries, these defendants breached their monitoring duties under the Plan and ERISA.

110. Amvescap is liable as a co-fiduciary because: (1) it knowingly participated in the fiduciary breaches by its fellow defendant-fiduciaries in the activities implicated in this Count; (2) it enabled the breaches by these defendants; and (3) by having knowledge of these breaches yet not making any effort to remedy them.

111. Defendants in this Count were unjustly enriched by the fiduciary breaches described in this Count.

112. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan and indirectly plaintiff (and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

113. Pursuant to ERISA § 502(a), 29 U.S.C. § 1132(a) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT III

FAILURE TO PROVIDE COMPLETE AND ACCURATE INFORMATION TO PLAN PARTICIPANTS AND BENEFICIARIES (Breaches of Fiduciary Duties in Violation of ERISA §§ 404 and 405 of ERISA)

114. Plaintiff incorporates the allegations contained in the previous paragraphs of this Complaint as if fully set forth herein.

115. At all relevant times, as alleged above, defendants were fiduciaries within the meaning of ERISA § 3(21)(A), 29 U.S.C.§ 1002(21)(A).

116. At all relevant times, the scope of the fiduciary responsibilities of the defendants included Plan communications to Plan participants and beneficiaries.

117. The duty of loyalty under ERISA requires fiduciaries to speak truthfully to participants, not to mislead them regarding the plan or plan assets, and to disclose information that participants need in order to exercise their rights and interests under the plan.

118. This duty to inform participants includes an obligation to provide participants and beneficiaries of the Plan with complete and accurate information, and to refrain from providing false information or concealing material information regarding Plan investment options such that

participants can make informed decisions with regard to investment options available under the Plan. This duty applied to all Plan investment options presented by the Company during the Class Period, including investment in Company shares and/or the Invesco Funds.

119. The defendants breached their duty to inform participants by failing to provide complete and accurate information regarding investment in Amvescap ordinary shares and/or shares of the Invesco Funds, Invesco's improper timing activities, and the consequent artificial inflation of the value of Amvescap ordinary shares, and/or dilution of shares of the Invesco Funds, and generally, by conveying inaccurate information regarding the soundness of investing in Amvescap ordinary shares/or shares of the Invesco Funds. These failures were particularly devastating to the Plan and the participants; a vast majority of the Plan's assets were invested in shares of the Invesco Funds during the Class Period and, thus, losses stemming from such investment, had an enormous impact on the value of participants' retirement assets.

120. Defendants in this Count are also liable as co-fiduciaries because (1) they knowingly participated in and knowingly undertook to conceal the failure of the other fiduciaries to provide complete and accurate information regarding Company shares and/or Invesco Funds, despite knowing of their breaches; (2) they enabled such conduct as a result of their own failure to satisfy their fiduciary duties; and (3) they had knowledge of the other fiduciaries' failures to satisfy their duty to provide only complete and accurate information to participants, yet did not make any effort to remedy the breaches.

121. Where a breach of fiduciary duty consists of, or includes, misrepresentations and omissions material to a decision by a reasonable Plan participant that results in harm to the participant, the participant is presumed as a matter of law to have relied upon such

misrepresentations and omissions to her detriment. Here, the above-described statements, acts and omissions of the defendants constituted misrepresentations and omissions that were fundamentally deceptive concerning the prudence of investments in Amvescap ordinary shares and the Invesco Funds and were material to any reasonable person's decision about whether to invest or maintain any part of their invested Plan assets in Amvescap ordinary shares and Invesco Funds during the Class Period. Plaintiff and the other Class members are therefore presumed to have relied to their detriment on the misleading statements, acts, and omissions of the defendants.

122. Plaintiff further contends that the Plan suffered a loss, and plaintiff and the other Class members suffered losses, by the above-described conduct of the defendants in this Count during the Class Period because that conduct fundamentally deceived plaintiff and the other Class members about the prudence of making and maintaining investments in Amvescap ordinary shares and shares of the Invesco Funds.

123. Defendants in this Count were unjustly enriched by the fiduciary breaches described in this Count.

124. As a direct and proximate result of the breaches of fiduciary duties alleged herein, the Plan (and indirectly plaintiff and the Plan's other participants and beneficiaries) lost a significant portion of the value of its investments.

125. Pursuant to ERISA § 502(a)(2), 29 U.S.C. § 1132(a)(2) and ERISA § 409, 29 U.S.C. § 1109(a), defendants in this Count are liable to restore the losses to the Plan caused by their breaches of fiduciary duties alleged in this Count.

WHEREFORE, plaintiff prays for relief as set forth below.

COUNT IV

VIOLATIONS OF ERISA § 406 B – PROHIBITED TRANSACTIONS

126. Plaintiff incorporates by reference all allegations of this Complaint as set forth in the paragraphs above.

127. By virtue of all the facts and events alleged herein, Amvescap, in connection with its actions and omissions in authorizing and causing the Plan to continue to offer Company shares and the Invesco Funds, during the Class Period as investment alternatives for the Plan and permitting participants to invest these investments at a time when they knew or should have known that Invesco was engaging in illegal timing activities, and that, as a result, the prices per share at which the Plan was acquiring Company shares and the Invesco Funds exceeded fair market value and was more than adequate consideration for such shares, caused the Plan to engage in transactions that constituted direct or indirect sales or exchanges of property between the Plan and a party-in-interest (Amvescap), in violation of ERISA §§ 406(a), 29 U.S.C. §§ 1106(a).

128. Because the price Plan fiduciaries caused to be paid by the Plan for such shares and by participants for "participation interests" exceeded fair market value and was for more than adequate consideration, the prohibited transactions are not exempt under the provisions of ERISA § 408(e)(1), 29 U.S.C. § 1108(e)(1).

129. At such time as Invesco engaged in unlawful timing activities, shares of the Invesco Funds were diluted in value, and consequently Company shares remained inflated in value and the fiduciaries of the Plan continued to engage in prohibited transactions by causing the Plan to pay more than adequate consideration for the shares of Company shares and the Invesco Funds.

130. Upon information and belief, during this time frame the Plan invested at least millions of dollars in the Invesco Funds and shares of Company shares at prices that exceeded fair market value and adequate consideration. The Plan and its participants paid more than adequate consideration for their "participation interests" in the Plan.

131. Because the acquisition of shares of Company stock and the Invesco Funds and participation interests by the Plan and its participants for more than adequate consideration was a prohibited transaction which is a "per se" violation of ERISA §§406(a), 29 U.S.C. §§ 1106(a), under ERISA §§ 409(a) and 502(a)(2) and (3), 29 U.S.C. §§ 1109(a) and 1132(a)(2) and (3), the Court has the power to redress such violations by undoing the prohibited transaction. In the present case, the appropriate remedy would be for the Court to restore to the Plan the consideration which was paid by the Plan and its participants to acquire shares of Company stock and the Invesco Funds at inflated prices and for more than adequate consideration.

132. In addition, in order to fully restore the Plan and its participants to the position they would have been in had the fiduciaries of the Plan and Amvescap as parties-in-interest not engaged in the prohibited transactions alleged in this Complaint, the Plan is entitled to recover the amount of the contributions used to purchase shares of Company stock and the Invesco Funds.

WHEREFORE, plaintiff prays for relief as set forth below.

REMEDY FOR BREACHES OF FIDUCIARY DUTY

133. ERISA § 502(a)(2), 29 U.S.C. § 1132(a)(2) authorizes a plan participant to bring a civil action for appropriate relief under ERISA § 409, 29 U.S.C. § 1109. Section 409 requires "any person who is a fiduciary . . . who breaches any of the . . . duties imposed upon fiduciaries . . . to

make good to such plan any losses to the plan . . . ." Section 409 also authorizes "such other equitable or remedial relief as the court may deem appropriate . . . ."

134. With respect to calculation of the losses to a plan, breaches of fiduciary duty result in a presumption that, but for the breaches of fiduciary duty, the participants and beneficiaries in the plan would not have made or maintained its investments in the challenged investment and, where alternative investments were available, that the investments made or maintained in the challenged investment would have instead been made in the most profitable alternative investment available. In this way, the remedy restores the values of the plan's assets to what they would have been if the plan had been properly administered.

135. Plaintiff and the Class are therefore entitled to relief from the defendants in the form of: (1) a monetary payment to the Plan to make good to the Plan the losses to the Plan resulting from the breaches of fiduciary duties alleged above in an amount to be proven at trial based on the principles described above, as provided by ERISA § 409(a), 29 U.S.C. § 1109(a); (2) injunctive and other appropriate equitable relief to remedy the breaches alleged above, as provided by ERISA §§ 409(a) and 502(a)(2-3), 29 U.S.C. §§ 1109(a) and 1132(a)(2-3); (3) reasonable attorney fees and expenses, as provided by ERISA § 502(g), 29 U.S.C. § 1132(g), the common fund doctrine, and other applicable law; (4) taxable costs and (5) interests on these amounts, as provided by law; and (6) such other legal or equitable relief as may be just and proper.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for:

A. A Declaration that the defendants, and each of them, have breached their ERISA fiduciary duties to the Participants;

B. A Declaration that the defendants, and each of them, are not entitled to the protection of ERISA § 404(c)(1)(B), 29 U.S.C. § 1104(c)(1)(B);

C. An Order compelling the defendants to make good to the Plan all losses to the Plan resulting from defendants' breaches of their fiduciary duties, including losses to the Plan resulting from imprudent investment of the Plan's assets, and to restore to the Plan all profits the defendants made through use of the Plan's assets, and to restore to the Plan all profits which the participants would have made if the defendants had fulfilled their fiduciary obligations;

D. Imposition of a Constructive Trust on any amounts by which any defendant was unjustly enriched at the expense of the Plan as a result of breaches of fiduciary duty;

E. An Order enjoining defendants, and each of them, from any further violations of their ERISA fiduciary obligations;

F. Actual damages in the amount of any losses the Plan suffered, to be allocated among the Participants' individual accounts in proportion to the accounts' losses;

G. An Order that defendants allocate the Plan's recoveries to the accounts of all Participants who had any portion of their account balances invested in the ordinary shares of Amvescap and/or shares of Invesco Funds maintained by the Plan in proportion to the accounts' losses attributable to the decline in the price/value of Invesco Funds and/or Company shares;

H. An Order awarding costs pursuant to 29 U.S.C. § 1132(g);

I. An Order awarding attorneys' fees pursuant to 29 U.S.C. § 1132(g) and the common fund doctrine; and

J. An Order for equitable restitution and other appropriate equitable monetary relief against the defendants.

DATED: December 23, 2003.

ALLEN & VELLONE, P.C.

Patrick D. Vellone
Bradley D. Chapman
1600 Stout Street, Suite 1100
Denver, CO 80202
Telephone: (303) 534-4499
Fax: (303) 893-8332

SCHIFFRIN & BARROWAY, LLP
Jacob A. Goldberg
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
Telephone: (610) 822-2235
Fax: (610) 667-7056

ATTORNEYS FOR PLAINTIFF

Plaintiff's Address:
8104 Appomattox Drive
Austin, Texas 78745

CASE ASSIGNMENT INFORMATION SHEET

Civil Action No. 03-MK-2612 (BNB)

Case randomly assigned to Judge Krieger

Case randomly assigned to Magistrate Judge Boland

Related Civil Action No. ______________________

Related case assigned to Judge ______________________

Related case assigned to Magistrate Judge ______________________

_______ Case Assigned to Judge Weinshienk and Magistrate Judge Schlatter for initial review pursuant to 28 U.S.C. §1915(e)(2)(B)

_______ Case assigned to Judge Kane on the AP Docket Pursuant to D.C. Colo. LCivR 40.1(E)

[signature] 12-24-03

Deputy Clerk | Date

Rev. 5/1/03